ITEM 24 (b) EXHIBITS

8 (tt)

Letter Agreement dated July 1, 2002, among Annuity Investors Life Insurance Company,

Morgan Stanley Investment Management Inc. and Morgan Stanley Investments LP

July 1, 2002

Mr. James L. Henderson

Vice President

Annuity Investors Life Insurance Company

525 Vine Street

Cincinnati, OH 45202

Re: Administrative Services

Dear Mr. Henderson:

As you know, we have entered into a participation agreement (the "Participation Agreement") among The Universal Institutional Funds, Inc. (the "Fund," formerly Morgan Stanley Universal Funds, Inc.), Morgan Stanley Investment Management Inc. (formerly Morgan Stanley Asset Management Inc.), Morgan Stanley Investments LP (formerly Miller Anderson & Sherrerd, LLP) and Annuity Investors Life Insurance Company (the "Company"), dated May 1, 1997, as may be amended from time to time, providing for the purchase by the Company of shares of certain series of the Fund ("Portfolios") on behalf of its separate account(s) to fund the variable life and annuity contracts specified in the Participation Agreement ("Contracts").

As consideration for various fund-related administrative services that the Company will provide in connection with the issuance of the Contracts, we will pay to the Company, during the term of the Participation Agreement, an annual fee of: (i) 0.30% of the assets invested in the U.S. Real Estate Portfolio of the Fund, (ii) 0.25% of the assets invested in the Core Plus Fixed Income (formerly Fixed Income), Value and Mid Cap Value Portfolios of the Fund, and (iii) 0.20% of the assets invested in the Emerging Markets Equity Portfolio of the Fund under the Contracts identified in the Participation Agreement (excluding, in all cases, all assets invested during the guarantee (free-look) periods available under the Contracts). We acknowledge that the fund-related administrative services to be provided by the Company (such as shareholder communication, record keeping and postage expenses) are ones for which we, or our affiliates, as investment adviser and administrator to the Fund, would otherwise bear the cost directly.

Payment will be made on a quarterly basis during the month following the end of each calendar quarter. The fee will be calculated based on the average aggregate amount invested in the applicable Portfolio(s) under the Contracts over a calendar quarter (which shall be computed by totaling daily balances during the quarter and dividing such total by the actual days in the quarter).

Mr. James L. Henderson

July 1, 2002

This Letter supersedes the prior administrative services letter dated March 1, 2001.

If you agree to the foregoing, please sign the enclosed copies of this Letter and return them to Stefanie Chang Yu at Morgan Stanley Investment Management Inc., 1221 Avenue of the Americas, 22nd Floor, New York, New York 10020.

Sincerely,

Morgan Stanley Investment Management Inc.

By: _________________________________

Name:

Title:

AGREED:

Annuity Investors Life Insurance Company

By: ________________________________

Name: James L. Henderson

Title: Vice President